FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



RECEIVED
PROCESSING
JUL 24 2003
187
SECTION

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 24, 2003, Series 2003-8	333-103591

Name of Person Filing the Document
(If Other than the Registrant)



03028058



SEC MAIL
RECEIVED
PROCESSING
JUL 25 2003
WASH, D.C.
181
SECTION



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: 

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: July 24, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2003-8

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-8

$469,872,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet — *Date Prepared: July 23, 2003*

$469,872,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-8

Class [1][2]	Approximate Bond Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P) [6]	Last Scheduled Payment Date
1-A-1	$291,600,000	Floating Rate Senior	2.20 / 2.70	2.17 / 2.62	1-52 / 1-168	Aaa / AAA	June 2033
1-A-2	$52,400,000	Floating Rate Senior Support	2.20 / 2.70	2.16 / 2.61	1-52 / 1-168	Aaa / AA+	June 2033
1-M-1	$27,000,000	Floating Rate Mezzanine	2.20 / 2.70	2.15 / 2.60	1-52 / 1-168	Aa2 / AA	June 2033
1-M-2	$13,000,000	Floating Rate Mezzanine	2.20 / 2.70	2.12 / 2.54	1-52 / 1-168	A1 / A+	June 2033
1-M-3	$5,000,000	Floating Rate Mezzanine	2.20 / 2.70	2.11 / 2.53	1-52 / 1-168	A2 / A	June 2033
1-M-4	$9,000,000	Floating Rate Mezzanine	2.20 / 2.70	2.09 / 2.50	1-52 / 1-168	A3 / A	June 2033
2-A-1	$39,337,000	Floating Rate Multi-Family Senior	3.38 / 4.45	3.31 / 4.28	1-52 / 1-191	Aaa / AAA	May 2033
2-M-1	$9,119,000	Floating Rate Multi-Family Mezzanine	3.38 / 4.45	3.28 / 4.24	1-52 / 1-191	Aa2 / AA	May 2033
2-M-2	$9,776,000	Floating Rate Multi-Family Mezzanine	3.38 / 4.45	3.21 / 4.10	1-52 / 1-191	A2 / A	May 2033
2-B-1	$13,640,000	Floating Rate Multi-Family Subordinate	3.38 / 4.45	3.10 / 3.90	1-52 / 1-191	Baa2 / BBB	May 2033
Total:	**$469,872,000**						

(1) The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3 and Class 1-M-4 Bonds (together, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds (together, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Group 1 Bonds and Group 2 Bonds, respectively, are subject to a cap equal to the lesser of (i) 11.10% and 10.15%, respectively, and (ii) the applicable Available Funds Rate (as described below).

(3) The bond balances are subject to a +/-5% variance.

(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1, Class 1-A-2 and Class 2-A-1 Bonds will increase 2.0x, and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, Venkat Veerubhotla, (212) 438-6612; Moody's, George Arau, (212) 553-1426.

Trust:	Impac CMB Trust Series 2003-8.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before October 1, 2003 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans, no later than three months after the date of transfer. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and UBS Securities LLC (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of the Group 1 Bonds and the Group 2 Bonds.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 2-A-1 and Class 2-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	July 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of July 1, 2003, or the origination date of such Mortgage Loan. For each Group 1 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 Pre-Funding Account on the Closing Date.
Expected Pricing Date:	July [25], 2003.
Expected Closing Date:	July [31], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in August 2003.

Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in August 2013.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months after the origination date of such mortgage loan, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $477,192,620, of which: (a) approximately $400,000,021 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $77,192,599 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Group 1 Original Pre-Funded Amount:	A deposit of not more than $100,000,000 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than August 30, 2003 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Note Rate: The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.10% for the Group 1 Bonds and a fixed cap of 10.15% for the Group 2 Bonds.

Premium Rate: Approximately 9.33% of the Group 1 Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the Group 1 Mortgage Loans. As of the Sample Pool Calculation Date, The Premium Rate of the Group 1 Mortgage Loans is approximately 0.084%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0072]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0072]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans (in the case of (a), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward:

Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.10% for the Group 1 Bonds and 10.15% for the Group 2 Bonds, over (b) the applicable Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts") on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent previously unreimbursed by the related Derivative Contracts (as defined below) and Excess Cash Flow related to each Group, as described under "Priority of Payments" below, will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow related to each Group, as described under "Priority of Payments" below, or the related Derivative Contracts. Excess Cash Flow relating to one Group will not be available to cover Basis Risk Shortfall Amounts related to the other Group. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $193,173,933 and $91,559,000, respectively (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 1 Bonds, first to the Class 1-A-1 Bonds, then to the Class 1-A-2 Bonds, then to the Class 1-M-1 Bonds, then to the Class 1-M-2 Bonds, then to the Class 1-M-3 Bonds, then to the Class 1-M-4 Bonds, any Basis Risk Amounts relating to the Group 1 Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first to the Class 2-A-1 Bonds, then to the Class 2-M-1 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-B-1 Bonds, any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 59 months.

The Group 1 Derivative Contracts will include six "balance-guaranteed" swap contracts with an initial declining notional balance of approximately $186,227,133. The Group 2 Derivative Contracts will include six "balance guaranteed" swap contracts with an initial declining notional balance of approximately $91,559,000. As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Group 1 Swap Contracts and the Group 2 Swap Contracts will not exceed the aggregate balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's / S&P	Subordination *
1-A-1	Aaa / AAA	27.10%
1-A-2	Aaa / AA+	14.00%
1-M-1	Aa2 / AA	7.25%
1-M-2	A1 / A+	4.00%
1-M-3	A2 / A	2.75%
1-M-4	A3 / A	0.50%
2-A-1	Aaa / AAA	49.10%
2-M-1	Aa2 / AA	37.30%
2-M-2	A2 / A	24.65%
2-B-1	Baa2 / BBB	7.00%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. The required initial and target Group 1 Overcollateralization will be equal to 0.50% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Pre-Funded Amount (approximately $2,000,021). The Group 1 Overcollateralization amount does not stepdown.

2. Group 2 Overcollateralization. Prior to the Group 2 Stepdown Date (as defined below), the "Group 2 Overcollateralization Target" will be equal to 7.00% of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (the "Group 2 Cut-off Date Balance").

   a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greatest of (i) an amount equal to 14.00% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 2 Mortgage Loans 90 or more days delinquent (including Group 2 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Excess Cash Flow for such Payment Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in August 2006, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

   b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 Overcollateralization Target will equal 7.00% of the Group 2 Cut-off Date Balance.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Class 1-M-4 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds. The Class 1-M-3 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2, Class 1-M-1 and Class 1-M-2 Bonds. The Class 1-M-2 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2 and Class 1-M-1 Bonds. The Class 1-M-1 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 and Class 1-A-2 Bonds. The Class 1-A-2 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 Bonds. The Class 2B-1 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1, Class 2-M-1 and Class 2-M-2 Bonds. The Class 2-M-2 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1 and Class 2-M-1 Bonds. The Class 2-M-1 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1 Bonds.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Additional protection will be provided to the Class 1-A-1 Bonds and Class 2-A-1 Bonds, by applying any losses allocable to the Class 1-A-1 Bonds or Class 2-A-1 Bonds, following the reduction of any Group 1 or Group 2 overcollateralization (as applicable) to zero, to the related Mezzanine Bonds (and in the Case of the Group 1 Bonds, to the Class 1-A-2 Bonds). Any Realized Losses allocated to the Class 1-A-2 Bonds and Mezzanine Bonds will not bear interest and may only be reimbursed as provided below in "*Priority of Payments*."

Group 1
Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 1 Bonds (such amount the "Group 1 Principal Distribution Amount").

Group 1
Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, sequentially, to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3 and Class 1-M-4 Bonds;
2. From Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;
3. Group 1 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 1 Bonds to build or restore overcollateralization to the Group 1 Overcollateralization Target amount;
4. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially, to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3 and Class 1-M-4 Bonds, to cover any Unpaid Interest Shortfall Amounts;

5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3 and Class 1-M-4 Bonds, in respect of previously unreimbursed Realized Losses;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3 and Class 1-M-4 Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow); and
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 7 above, to the Certificates.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments: Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 2 interest funds, sequentially, to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds;
2. From Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 2 Bonds to build or restore overcollateralization to the Group 2 Overcollateralization Target amount;
4. Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
5. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 4 above to the Class 2-M-1, Class 2-M-2 and 2-B-1 Bonds in respect of previously unreimbursed Realized Losses;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow); and
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 7 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2003-8, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$291,600,000
Pass-Thru Margin (pre-step-up):	0.33%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	33	33	33	33	33
WAL (yr)	9.44	2.78	2.20	1.40	1.10
MDUR (yr)	8.87	2.72	2.17	1.39	1.10
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	48	39	39	38	38
WAL (yr)	18.89	3.44	2.70	1.65	1.29
MDUR (yr)	16.22	3.32	2.62	1.63	1.28
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Jun-33	Jan-21	Jul-17	Mar-12	Apr-10

Impac CMB Trust Series 2003-8, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$52,400,000
Pass-Thru Margin (pre-step-up):	0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.44	2.78	2.20	1.40	1.10
MDUR (yr)	8.80	2.71	2.16	1.39	1.10
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	72	59	59	57	57
WAL (yr)	18.89	3.44	2.70	1.65	1.29
MDUR (yr)	15.88	3.30	2.61	1.63	1.28
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Jun-33	Jan-21	Jul-17	Mar-12	Apr-10

Impac CMB Trust Series 2003-8, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$27,000,000
Pass-Thru Margin (pre-step-up):	0.70%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.44	2.78	2.20	1.40	1.10
MDUR (yr)	8.70	2.69	2.15	1.38	1.09
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	76	76	75	75
WAL (yr)	18.89	3.44	2.70	1.65	1.29
MDUR (yr)	15.59	3.27	2.60	1.62	1.27
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Jun-33	Jan-21	Jul-17	Mar-12	Apr-10

Impac CMB Trust Series 2003-8, Class 1-M-2

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$13,000,000
Pass-Thru Margin (pre-step-up):	1.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	150	150	150	150	150
WAL (yr)	9.44	2.78	2.20	1.40	1.10
MDUR (yr)	8.35	2.64	2.12	1.37	1.08
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	181	163	162	161	160
WAL (yr)	18.89	3.44	2.70	1.65	1.29
MDUR (yr)	14.28	3.19	2.54	1.60	1.26
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Jun-33	Jan-21	Jul-17	Mar-12	Apr-10

Impac CMB Trust Series 2003-8, Class 1-M-3

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$5,000,000
Pass-Thru Margin (pre-step-up):	1.70%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	170	170	170	170	170
WAL (yr)	9.44	2.78	2.20	1.40	1.10
MDUR (yr)	8.26	2.63	2.11	1.36	1.08
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	204	184	184	182	181
WAL (yr)	18.89	3.44	2.70	1.65	1.29
MDUR (yr)	13.99	3.17	2.53	1.59	1.25
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Jun-33	Jan-21	Jul-17	Mar-12	Apr-10

Impac CMB Trust Series 2003-8, Class 1-M-4

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$9,000,000
Pass-Thru Margin (pre-step-up):	2.15%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	215	215	215	215	215
WAL (yr)	9.44	2.78	2.20	1.40	1.10
MDUR (yr)	8.07	2.60	2.09	1.35	1.07
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	257	232	232	230	229
WAL (yr)	18.89	3.44	2.70	1.65	1.29
MDUR (yr)	13.36	3.12	2.50	1.58	1.24
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Jun-33	Jan-21	Jul-17	Mar-12	Apr-10

Impac CMB Trust Series 2003-8, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$39,337,000
Pass-Thru Margin (pre-step-up):	0.45%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	45	45	45
WAL (yr)	9.15	3.95	3.38	2.48	2.07
MDUR (yr)	8.55	3.84	3.31	2.45	2.05
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	55	55	57	60
WAL (yr)	18.03	5.13	4.45	3.48	3.13
MDUR (yr)	15.30	4.89	4.28	3.38	3.06
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	May-33	Oct-22	Jun-19	May-14	Jul-12

Impac CMB Trust Series 2003-8, Class 2-M-1

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$9,119,000
Pass-Thru Margin (pre-step-up):	0.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.15	3.95	3.38	2.48	2.07
MDUR (yr)	8.42	3.81	3.28	2.43	2.04
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	91	83	83	85	87
WAL (yr)	18.03	5.13	4.45	3.48	3.13
MDUR (yr)	14.84	4.83	4.24	3.36	3.03
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	May-33	Oct-22	Jun-19	May-14	Jul-12

Impac CMB Trust Series 2003-8, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$9,776,000
Pass-Thru Margin (pre-step-up):	1.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	175	175	175
WAL (yr)	9.15	3.95	3.38	2.48	2.07
MDUR (yr)	7.99	3.71	3.21	2.39	2.01
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	210	192	194	198	203
WAL (yr)	18.03	5.13	4.45	3.48	3.13
MDUR (yr)	13.35	4.65	4.10	3.27	2.96
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	May-33	Oct-22	Jun-19	May-14	Jul-12

Impac CMB Trust Series 2003-8, Class 2-B-1

Price-DM Sensitivity Report

Settlement:	7/31/03
Class Balance:	$13,640,000
Pass-Thru Margin (pre-step-up):	3.00%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.42968 (bps)	321	343	350	367	379
WAL (yr)	9.15	3.95	3.38	2.48	2.07
MDUR (yr)	7.47	3.57	3.10	2.33	1.96
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	Aug-13	Nov-08	Nov-07	Jun-06	Nov-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.42968 (bps)	367	363	370	388	401
WAL (yr)	18.03	5.13	4.45	3.48	3.13
MDUR (yr)	11.73	4.40	3.90	3.14	2.85
First Prin Pay	Aug-03	Aug-03	Aug-03	Aug-03	Aug-03
Last Prin Pay	May-33	Oct-22	Jun-19	May-14	Jul-12

[Available Rate Schedules and Collateral Tables to follow]



Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.45	3.45
2	4.70	9.81
3	4.68	9.76
4	4.68	10.06
5	4.64	10.09
6	4.31	13.79
7	4.35	14.04
8	4.22	13.72
9	4.34	14.66
10	4.36	14.55
11	4.48	15.19
12	4.61	15.27
13	4.78	15.77
14	4.96	16.01
15	5.02	15.73
16	5.22	16.27
17	5.29	16.01
18	5.63	16.76
19	5.78	16.91
20	5.73	15.91
21	6.12	17.30
22	6.16	17.01
23	5.73	13.14
24	5.79	11.31
25	5.87	11.53
26	5.96	11.69
27	5.93	11.57
28	5.99	11.77
29	5.99	11.67
30	6.44	12.57
31	6.51	12.66
32	6.49	12.35
33	5.58	14.66

Period	Available Rate (2)	Available Rate (3)
34	6.68	12.94
35	6.68	12.84
36	6.54	11.88
37	6.79	11.77
38	6.84	11.91
39	7.14	12.34
40	7.13	12.27
41	7.18	12.42
42	7.17	12.34
43	7.54	12.95
44	7.57	12.99
45	7.57	12.78
46	7.71	13.18
47	7.70	13.11
48	7.77	13.28
49	8.02	13.20
50	8.09	13.38
51	8.20	13.52
52	8.18	13.44
53	8.25	13.62

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month and 6-Month forward LIBOR curves and assumes that all are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month and 6-Month forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.86	3.86
2	3.87	14.21
3	3.84	13.84
4	3.85	14.30
5	3.79	13.91
6	3.88	14.33
7	3.94	14.39
8	3.92	13.70
9	4.05	14.50
10	4.08	14.28
11	4.21	14.74
12	4.25	14.46
13	4.42	14.96
14	4.55	15.08
15	4.62	14.82
16	4.82	15.44
17	4.90	15.19
18	5.13	15.75
19	5.28	15.90
20	5.17	14.79
21	5.57	16.18
22	5.66	15.98
23	5.89	16.56
24	5.93	16.26
25	6.26	16.80
26	6.32	16.87
27	6.25	16.46
28	6.45	17.04
29	6.43	16.69
30	6.67	17.26
31	6.83	17.41
32	6.61	16.19
33	6.24	26.80

Period	Available Rate (2)	Available Rate (3)
34	7.12	17.71
35	7.14	17.39
36	7.87	19.38
37	7.59	18.90
38	7.80	19.45
39	7.87	19.53
40	7.80	19.13
41	8.07	19.69
42	8.16	19.30
43	8.39	19.87
44	8.48	19.97
45	8.12	18.61
46	8.68	20.18
47	8.67	19.79
48	9.05	20.40
49	9.00	20.01
50	9.28	20.63
51	9.37	20.73
52	9.27	20.30
53	9.53	20.87

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR and 6-Month LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR forward curves instantaneously increase by 1000 basis points in period 2 and thereafter, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

Countrywide®
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials

IMPAC CMB Trust Series 2003-8

$400,000,021 ARM Group 1 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		1,507	
Total Outstanding Balance		$400,000,021	
Average Loan Balance		$265,428	$47,477 to $952,000
WA Mortgage Rate		5.377%	3.000% to 9.630%
Net WAC		4.881%	2.588% to 8.463%
ARM Characteristics			
WA Gross Margin		3.223%	1.000% to 7.840%
WA Months to First Roll		24	1 to 84
WA First Periodic Cap		2.610%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.062%	1.000% to 2.000%
WA Lifetime Cap		11.297%	8.875% to 15.630%
WA Lifetime Floor		3.370%	1.000% to 9.630%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	347 to 360
WA Age (months)		1	0 to 13
WA LTV		78.88%	22.11% to 100.00%
WA FICO		697	
WA DTI%		38.44%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		74.76%	
Prepay Moves Exempted	Soft	30.27%	
	Hard	44.49%	
	No Prepay	25.24%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	67.12%	SFR	62.74%	REDUCED	47.28%	PUR	62.49%	OWNER	85.42%	0	25.24%
FL	8.13%	PUD	17.12%	FULL	18.28%	REFI/CO	27.50%	INV HM	12.09%	3	0.15%
IL	3.31%	CND	12.40%	NO RATIO	12.73%	REFI	10.01%	2ND HM	2.49%	6	0.20%
NJ	2.21%	2 FAMILY	2.98%	NISA	9.91%					12	21.74%
MD	2.17%	4 FAMILY	2.00%	NINA	7.85%					24	31.62%
										36	11.03%
										60	10.02%

$400,000,021 ARM Group 1 Mortgage Loans

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT1Y	3	$532,700	0.13
5/1 CMT1Y	43	$9,405,615	2.35
7/1 CMT1Y	8	$2,076,061	0.52
30Y LIB6M	155	$42,800,042	10.70
30Y LIB6M-IO	256	$76,951,880	19.24
2/28 LIB6M	489	$118,344,962	29.59
2/28 LIB6M-IO	234	$66,882,056	16.72
3/27 LIB6M	88	$21,879,585	5.47
3/27 LIB6M-IO	52	$14,806,700	3.70
5/25 LIB6M	105	$27,483,286	6.87
5/25 LIB6M-IO	65	$17,243,042	4.31
7/23 LIB6M-IO	9	$1,594,092	0.40
	1507	**$400,000,021**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	2	$95,077	0.02
$ 50,000.01 to $ 100,000	66	$5,605,039	1.40
$ 100,000.01 to $ 150,000	213	$27,487,959	6.87
$ 150,000.01 to $ 200,000	250	$44,140,828	11.04
$ 200,000.01 to $ 250,000	259	$57,857,529	14.46
$ 250,000.01 to $ 300,000	237	$65,125,929	16.28
$ 300,000.01 to $ 350,000	170	$55,317,657	13.83
$ 350,000.01 to $ 400,000	123	$46,321,309	11.58
$ 400,000.01 to $ 450,000	56	$23,791,589	5.95
$ 450,000.01 to $ 500,000	51	$24,385,327	6.10
$ 500,000.01 to $ 550,000	28	$14,773,880	3.69
$ 550,000.01 to $ 600,000	10	$5,843,416	1.46
$ 600,000.01 to $ 650,000	18	$11,398,026	2.85
$ 650,000.01 to $ 700,000	9	$6,071,522	1.52
$ 700,000.01 to $ 750,000	8	$5,945,947	1.49
$ 750,000.01 to $ 800,000	3	$2,354,348	0.59
$ 800,000.01 to $ 850,000	3	$2,532,639	0.63
$ 950,000.01 to $1,000,000	1	$952,000	0.24
	1507	**$400,000,021**	**100.00**



Countrywide®
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$400,000,021 ARM Group 1 Mortgage Loans

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.000 - 3.499	13	$2,818,602	0.70
3.500 - 3.999	88	$29,182,416	7.30
4.000 - 4.499	170	$50,524,708	12.63
4.500 - 4.999	266	$79,221,652	19.81
5.000 - 5.499	230	$60,882,813	15.22
5.500 - 5.999	269	$70,663,230	17.67
6.000 - 6.499	157	$36,136,063	9.03
6.500 - 6.999	137	$32,780,582	8.20
7.000 - 7.499	74	$17,043,581	4.26
7.500 - 7.999	74	$15,608,323	3.90
8.000 - 8.499	17	$3,295,520	0.82
8.500 - 8.999	9	$1,391,055	0.35
9.000 - 9.499	2	$403,999	0.10
9.500 - 9.999	1	$47,477	0.01
	1507	**$400,000,021**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	1507	$400,000,021	100.00
	1507	**$400,000,021**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
20.01 - 25.00	2	$608,954	0.15
25.01 - 30.00	2	$1,070,283	0.27
30.01 - 35.00	5	$880,781	0.22
35.01 - 40.00	6	$1,122,023	0.28
40.01 - 45.00	6	$1,813,070	0.45
45.01 - 50.00	18	$6,565,005	1.64
50.01 - 55.00	20	$7,361,255	1.84
55.01 - 60.00	24	$7,481,275	1.87
60.01 - 65.00	37	$12,598,216	3.15
65.01 - 70.00	170	$51,671,469	12.92
70.01 - 75.00	70	$20,356,647	5.09
75.01 - 80.00	642	$172,587,359	43.15
80.01 - 85.00	51	$13,783,635	3.45
85.01 - 90.00	246	$56,644,692	14.16
90.01 - 95.00	198	$43,687,961	10.92
95.01 - 100.00	10	$1,767,396	0.44
	1507	**$400,000,021**	**100.00**

$400,000,021 ARM Group 1 Mortgage Loans

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	29	$5,629,310	1.41
AR	1	$373,586	0.09
CA	915	$268,476,328	67.12
CO	35	$7,318,572	1.83
CT	5	$1,166,201	0.29
DE	1	$548,401	0.14
DC	2	$513,069	0.13
FL	154	$32,513,324	8.13
GA	8	$2,630,032	0.66
HI	7	$2,531,688	0.63
ID	3	$417,725	0.10
IL	56	$13,243,549	3.31
IN	3	$397,242	0.10
IA	1	$206,250	0.05
KS	1	$372,580	0.09
KY	2	$242,777	0.06
ME	1	$180,000	0.04
MD	35	$8,699,202	2.17
MA	11	$3,372,872	0.84
MI	14	$3,337,640	0.83
MN	14	$3,069,744	0.77
MO	5	$745,684	0.19
MT	1	$192,000	0.05
NV	32	$6,628,246	1.66
NJ	30	$8,853,999	2.21
NM	4	$751,201	0.19
NY	12	$2,451,291	0.61
NC	8	$1,358,404	0.34
OH	4	$911,244	0.23
OR	9	$1,446,961	0.36
PA	8	$1,460,043	0.37
RI	2	$390,819	0.10
SC	7	$1,342,039	0.34
TN	6	$1,139,601	0.28
TX	25	$4,634,914	1.16
UT	10	$1,503,291	0.38
VA	30	$8,195,434	2.05
WA	13	$2,309,353	0.58
WI	3	$445,406	0.11
	1507	**$400,000,021**	**100.00**

$400,000,021 ARM Group 1 Mortgage Loans

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	12	$3,720,087	0.93
781 - 800	59	$16,779,929	4.19
761 - 780	103	$30,302,261	7.58
741 - 760	148	$38,092,741	9.52
721 - 740	163	$44,948,770	11.24
701 - 720	217	$55,941,206	13.99
681 - 700	213	$59,152,346	14.79
661 - 680	187	$48,448,123	12.11
641 - 660	179	$43,857,680	10.96
621 - 640	137	$35,773,896	8.94
601 - 620	51	$13,532,036	3.38
581 - 600	18	$4,738,461	1.18
561 - 580	12	$2,168,136	0.54
541 - 560	4	$957,850	0.24
501 - 520	2	$702,500	0.18
Missing	2	$884,000	0.22
	1507	**$400,000,021**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	939	$250,973,512	62.74
PUD	253	$68,480,929	17.12
CND	219	$49,618,877	12.40
2 FAMILY	38	$11,928,968	2.98
4 FAMILY	22	$7,993,106	2.00
3 FAMILY	16	$5,415,018	1.35
CND (HIGH-RISE)	17	$5,119,992	1.28
TWN HM	2	$347,118	0.09
CND (HOTEL)	1	$122,500	0.03
	1507	**$400,000,021**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	970	$249,947,595	62.49
REFI/CASH-OUT	389	$110,012,788	27.50
REFI	148	$40,039,638	10.01
	1507	**$400,000,021**	**100.00**

$400,000,021 ARM Group 1 Mortgage Loans

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	1249	$341,680,484	85.42
INV HOME	220	$48,344,005	12.09
2ND HOME	38	$9,975,532	2.49
	1507	**$400,000,021**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	687	$189,128,388	47.28
FULL	284	$73,122,927	18.28
NO RATIO	183	$50,919,879	12.73
NISA	164	$39,639,742	9.91
NINA	134	$31,416,439	7.85
SISA	51	$14,916,812	3.73
NAV	4	$855,835	0.21
	1507	**$400,000,021**	**100.00**

$400,000,021 ARM Group 1 Mortgage Loans

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000 - 1.249	1	$750,000	0.19
1.750 - 1.999	3	$1,105,500	0.28
2.000 - 2.249	7	$1,995,469	0.50
2.250 - 2.499	41	$12,941,525	3.24
2.500 - 2.749	76	$19,555,184	4.89
2.750 - 2.999	406	$116,451,861	29.11
3.000 - 3.249	454	$121,689,692	30.42
3.250 - 3.499	157	$39,262,362	9.82
3.500 - 3.749	90	$23,774,982	5.94
3.750 - 3.999	38	$10,613,285	2.65
4.000 - 4.249	26	$6,037,295	1.51
4.250 - 4.499	20	$4,190,250	1.05
4.500 - 4.749	10	$2,101,965	0.53
4.750 - 4.999	7	$1,300,503	0.33
5.000 - 5.249	149	$33,209,336	8.30
5.250 - 5.499	8	$1,769,028	0.44
5.500 - 5.749	2	$447,500	0.11
5.750 - 5.999	5	$1,305,309	0.33
6.000 - 6.249	3	$647,626	0.16
6.250 - 6.499	1	$220,000	0.05
6.500 - 6.749	1	$251,028	0.06
6.750 - 6.999	1	$126,100	0.03
7.750 - 7.999	1	$254,200	0.06
	1507	**$400,000,021**	**100.00**

$400,000,021 ARM Group 1 Mortgage Loans

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
08/03	6	$1,420,833	0.36
09/03	8	$2,354,395	0.59
10/03	4	$917,774	0.23
11/03	14	$3,492,853	0.87
12/03	177	$55,971,005	13.99
01/04	154	$43,871,333	10.97
02/04	48	$11,723,730	2.93
06/04	1	$89,458	0.02
03/05	3	$687,746	0.17
04/05	4	$947,432	0.24
05/05	27	$8,202,314	2.05
06/05	396	$101,177,638	25.29
07/05	255	$64,759,081	16.19
08/05	37	$9,363,350	2.34
05/06	4	$1,217,909	0.30
06/06	66	$18,626,426	4.66
07/06	63	$15,587,250	3.90
08/06	10	$1,787,400	0.45
11/07	1	$168,100	0.04
12/07	1	$344,000	0.09
03/08	5	$969,056	0.24
04/08	6	$1,272,998	0.32
05/08	21	$5,829,863	1.46
06/08	85	$22,085,765	5.52
07/08	90	$22,476,560	5.62
08/08	4	$985,600	0.25
01/10	1	$141,550	0.04
02/10	1	$63,750	0.02
03/10	1	$338,208	0.08
04/10	1	$391,969	0.10
05/10	2	$632,107	0.16
06/10	8	$1,496,069	0.37
07/10	3	$606,500	0.15
	1507	$400,000,021	100.00

$400,000,021 ARM Group 1 Mortgage Loans

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	411	$119,751,923	29.94
7 - 12	1	$89,458	0.02
19 - 24	722	$185,137,560	46.28
32 - 37	143	$37,218,985	9.30
50 - 55	2	$512,100	0.13
56 - 61	211	$53,619,842	13.40
74 - 79	2	$205,300	0.05
80 - 85	15	$3,464,853	0.87
	1507	**$400,000,021**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.500 - 8.999	2	$572,671	0.14
9.000 - 9.499	14	$3,140,602	0.79
9.500 - 9.999	95	$31,913,341	7.98
10.000 - 10.499	192	$55,934,693	13.98
10.500 - 10.999	303	$86,444,838	21.61
11.000 - 11.499	241	$61,419,764	15.35
11.500 - 11.999	247	$65,671,868	16.42
12.000 - 12.499	129	$31,529,174	7.88
12.500 - 12.999	115	$27,758,953	6.94
13.000 - 13.499	57	$12,776,213	3.19
13.500 - 13.999	74	$15,716,584	3.93
14.000 - 14.499	17	$3,638,892	0.91
14.500 - 14.999	14	$2,184,170	0.55
15.000 - 15.499	5	$988,280	0.25
15.500 - 15.999	2	$309,977	0.08
	1507	**$400,000,021**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	404	$117,909,576	29.48
1.500	6	$1,405,883	0.35
2.000	12	$2,732,159	0.68
3.000	932	$241,291,745	60.32
5.000	108	$25,278,726	6.32
6.000	45	$11,381,931	2.85
	1507	**$400,000,021**	**100.00**

$400,000,021 ARM Group 1 Mortgage Loans

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1384	$371,824,594	92.96
1.500	32	$6,837,030	1.71
2.000	91	$21,338,397	5.33
	1507	**$400,000,021**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	1414	$378,575,581	94.64
5.001 - 6.000	16	$3,485,756	0.87
6.001 - 7.000	29	$7,381,045	1.85
7.001 - 8.000	39	$9,000,780	2.25
8.001 - 9.000	8	$1,509,382	0.38
9.001 - 10.000	1	$47,477	0.01
	1507	**$400,000,021**	**100.00**

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	2	$95,077	0.02
$ 50,000.01 to $ 100,000	66	$5,605,039	1.40
$ 100,000.01 to $ 150,000	212	$27,338,138	6.83
$ 150,000.01 to $ 200,000	251	$44,290,649	11.07
$ 200,000.01 to $ 250,000	259	$57,857,529	14.46
$ 250,000.01 to $ 300,000	237	$65,125,929	16.28
$ 300,000.01 to $ 350,000	170	$55,317,657	13.83
$ 350,000.01 to $ 400,000	123	$46,321,309	11.58
$ 400,000.01 to $ 450,000	56	$23,791,589	5.95
$ 450,000.01 to $ 500,000	51	$24,385,327	6.10
$ 500,000.01 to $ 550,000	28	$14,773,880	3.69
$ 550,000.01 to $ 600,000	10	$5,843,416	1.46
$ 600,000.01 to $ 650,000	18	$11,398,026	2.85
$ 650,000.01 to $ 700,000	9	$6,071,522	1.52
$ 700,000.01 to $ 750,000	8	$5,945,947	1.49
$ 750,000.01 to $ 800,000	3	$2,354,348	0.59
$ 800,000.01 to $ 850,000	3	$2,532,639	0.63
$ 950,000.01 to $1,000,000	1	$952,000	0.24
	1507	**$400,000,021**	**100.00**

$77,192,599 ARM Group 2 Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		96	
Total Outstanding Balance		$77,192,599	
Average Loan Balance		$804,090	$204,666 to $2,476,808
WA Mortgage Rate		5.295%	4.250% to 6.750%
Net WAC		5.008%	3.963% to 6.463%
ARM Characteristics			
WA Gross Margin		2.805%	2.250% to 3.500%
WA Months to First Roll		47	2 to 60
WA First Periodic Cap		4.683%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.000%	1.000% to 1.000%
WA Lifetime Cap		10.374%	9.500% to 11.750%
WA Lifetime Floor		5.295%	4.250% to 6.750%
WA Original Term (months)		357	240 to 360
WA Remaining Term (months)		355	238 to 360
WA Age (months)		2	0 to 4
WA LTV		65.75%	16.74% to 75.00%
WA FICO		729	
WA DTI%		28.42%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	100.00%	
	No Prepay	0.00%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	84.56%	MULTI	100%	FULL	100%	REFI/CO	50.17%	INV HM	100%	36	33.75%
TX	3.61%					PUR	44.69%			60	66.25%
OR	3.61%					REFI	5.13%				
WA	3.25%										
NV	2.97%										

$77,192,599 ARM Group 2 Mortgage Loans

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30Y LIB6M	9	$6,118,156	7.93
3/27 LIB6M	25	$19,937,516	25.83
5/25 LIB6M	62	$51,136,927	66.25
	96	**$77,192,599**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	2	$426,891	0.55
$ 250,000.01 to $ 300,000	4	$1,077,567	1.40
$ 300,000.01 to $ 350,000	8	$2,609,622	3.38
$ 350,000.01 to $ 400,000	5	$1,954,992	2.53
$ 400,000.01 to $ 450,000	4	$1,712,231	2.22
$ 450,000.01 to $ 500,000	6	$2,903,290	3.76
$ 500,000.01 to $ 550,000	2	$1,055,429	1.37
$ 550,000.01 to $ 600,000	5	$2,889,506	3.74
$ 600,000.01 to $ 650,000	5	$3,135,206	4.06
$ 650,000.01 to $ 700,000	8	$5,418,915	7.02
$ 700,000.01 to $ 750,000	5	$3,708,334	4.80
$ 750,000.01 to $ 800,000	2	$1,550,664	2.01
$ 800,000.01 to $ 850,000	3	$2,500,213	3.24
$ 850,000.01 to $ 900,000	4	$3,564,730	4.62
$ 900,000.01 to $ 950,000	2	$1,853,843	2.40
$ 950,000.01 to $1,000,000	7	$6,926,732	8.97
$1,000,000.01 to $1,050,000	3	$3,075,122	3.98
$1,050,000.01 to $1,100,000	2	$2,180,758	2.83
$1,150,000.01 to $1,200,000	3	$3,541,882	4.59
$1,200,000.01 to $1,250,000	3	$3,712,660	4.81
$1,250,000.01 to $1,300,000	1	$1,298,509	1.68
$1,300,000.01 to $1,350,000	1	$1,302,337	1.69
$1,400,000.01 to $1,450,000	1	$1,448,337	1.88
$1,450,000.01 to $1,500,000	4	$5,952,098	7.71
$1,500,000.01 to $1,550,000	2	$3,072,338	3.98
$1,650,000.01 to $1,700,000	1	$1,678,073	2.17
$1,850,000.01 to $1,900,000	1	$1,872,747	2.43
$2,250,000.01 to $2,300,000	1	$2,292,766	2.97
> $2,450,000.00	1	$2,476,808	3.21
	96	**$77,192,599**	**100.00**

$77,192,599 ARM Group 2 Mortgage Loans

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.000 - 4.499	4	$3,381,473	4.38
4.500 - 4.999	15	$17,005,576	22.03
5.000 - 5.499	26	$23,240,761	30.11
5.500 - 5.999	28	$21,175,411	27.43
6.000 - 6.499	11	$8,420,876	10.91
6.500 - 6.999	12	$3,968,502	5.14
	96	**$77,192,599**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
181 - 240	2	$1,741,820	2.26
301 - 360	94	$75,450,778	97.74
	96	**$77,192,599**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	1	$997,166	1.29
30.01 - 35.00	2	$1,995,849	2.59
35.01 - 40.00	2	$889,534	1.15
40.01 - 45.00	3	$979,859	1.27
45.01 - 50.00	6	$4,080,612	5.29
50.01 - 55.00	5	$2,065,914	2.68
55.01 - 60.00	8	$6,504,619	8.43
60.01 - 65.00	9	$6,777,932	8.78
65.01 - 70.00	28	$21,465,056	27.81
70.01 - 75.00	32	$31,436,059	40.72
	96	**$77,192,599**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	78	$65,271,979	84.56
CO	1	$1,545,460	2.00
NV	1	$2,292,766	2.97
OR	6	$2,785,310	3.61
TX	5	$2,789,999	3.61
WA	5	$2,507,085	3.25
	96	**$77,192,599**	**100.00**

$77,192,599 ARM Group 2 Mortgage Loans

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	10	$10,067,869	13.04
761 - 780	12	$8,560,713	11.09
741 - 760	16	$15,225,166	19.72
721 - 740	13	$8,845,545	11.46
701 - 720	18	$13,504,075	17.49
681 - 700	16	$11,088,004	14.36
661 - 680	7	$5,180,887	6.71
641 - 660	2	$2,825,725	3.66
621 - 640	2	$1,894,615	2.45
	96	**$77,192,599**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MULTI-FAMILY	96	$77,192,599	100.00
	96	**$77,192,599**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REFI/CASH-OUT	54	$38,730,536	50.17
PUR	37	$34,501,090	44.69
REFI	5	$3,960,972	5.13
	96	**$77,192,599**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
INV HOME	96	$77,192,599	100.00
	96	**$77,192,599**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	96	$77,192,599	100.00
	96	**$77,192,599**	**100.00**

$77,192,599 ARM Group 2 Mortgage Loans

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.250 - 2.499	4	$3,381,473	4.38
2.500 - 2.749	14	$13,418,348	17.38
2.750 - 2.999	36	$31,603,566	40.94
3.000 - 3.249	24	$20,765,454	26.90
3.250 - 3.499	17	$7,640,734	9.90
3.500 - 3.749	1	$383,023	0.50
	96	**$77,192,599**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
09/03	4	$3,381,473	4.38
10/03	1	$498,260	0.65
11/03	1	$823,128	1.07
12/03	3	$1,415,294	1.83
04/06	9	$6,427,548	8.33
05/06	9	$7,507,515	9.73
06/06	7	$6,002,454	7.78
03/08	7	$4,340,989	5.62
04/08	18	$14,164,437	18.35
05/08	19	$13,123,335	17.00
06/08	16	$15,158,611	19.64
07/08	2	$4,349,555	5.63
	96	**$77,192,599**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	9	$6,118,156	7.93
32 - 37	25	$19,937,516	25.83
56 - 61	62	$51,136,927	66.25
	96	**$77,192,599**	**100.00**

$77,192,599 ARM Group 2 Mortgage Loans

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.500 - 9.999	14	$16,695,966	21.63
10.000 - 10.499	26	$24,195,161	31.34
10.500 - 10.999	29	$21,485,021	27.83
11.000 - 11.499	15	$10,847,948	14.05
11.500 - 11.999	12	$3,968,502	5.14
	96	**$77,192,599**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	9	$6,118,156	7.93
5.000	87	$71,074,443	92.07
	96	**$77,192,599**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	96	$77,192,599	100.00
	96	**$77,192,599**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	28	$28,362,326	36.74
5.001 - 6.000	52	$43,375,574	56.19
6.001 - 7.000	16	$5,454,699	7.07
	96	**$77,192,599**	**100.00**

$77,192,599 ARM Group 2 Mortgage Loans

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	2	$426,891	0.55
$ 250,000.01 to $ 300,000	4	$1,077,567	1.40
$ 300,000.01 to $ 350,000	8	$2,609,622	3.38
$ 350,000.01 to $ 400,000	5	$1,954,992	2.53
$ 400,000.01 to $ 450,000	4	$1,712,231	2.22
$ 450,000.01 to $ 500,000	6	$2,903,290	3.76
$ 500,000.01 to $ 550,000	2	$1,055,429	1.37
$ 550,000.01 to $ 600,000	5	$2,889,506	3.74
$ 600,000.01 to $ 650,000	5	$3,135,206	4.06
$ 650,000.01 to $ 700,000	8	$5,418,915	7.02
$ 700,000.01 to $ 750,000	5	$3,708,334	4.80
$ 750,000.01 to $ 800,000	2	$1,550,664	2.01
$ 800,000.01 to $ 850,000	3	$2,500,213	3.24
$ 850,000.01 to $ 900,000	4	$3,564,730	4.62
$ 900,000.01 to $ 950,000	2	$1,853,843	2.40
$ 950,000.01 to $1,000,000	7	$6,926,732	8.97
$1,000,000.01 to $1,050,000	3	$3,075,122	3.98
$1,050,000.01 to $1,100,000	2	$2,180,758	2.83
$1,150,000.01 to $1,200,000	3	$3,541,882	4.59
$1,200,000.01 to $1,250,000	3	$3,712,660	4.81
$1,250,000.01 to $1,300,000	1	$1,298,509	1.68
$1,300,000.01 to $1,350,000	1	$1,302,337	1.69
$1,400,000.01 to $1,450,000	1	$1,448,337	1.88
$1,450,000.01 to $1,500,000	4	$5,952,098	7.71
$1,500,000.01 to $1,550,000	2	$3,072,338	3.98
$1,650,000.01 to $1,700,000	1	$1,678,073	2.17
$1,850,000.01 to $1,900,000	1	$1,872,747	2.43
$2,250,000.01 to $2,300,000	1	$2,292,766	2.97
> $2,450,000.00	1	$2,476,808	3.21
	96	**$77,192,599**	**100.00**